

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

February 16, 2010

Mr. Geoffrey Armstrong
President, Chief Executive Officer, and Chief Financial Officer
Element92 Resources, Corp.
2510 Warren Avenue
Cheyenne, Wyoming, 82001

> **Re:** **Element92 Resources, Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 1, 2010**
> **File No. 333-152242**

Dear Mr. Thomas:

As we advised you in our conversation with counsel on February 12, 2010, we have received your preliminary information statement materials. It appears, however, that a filing was not required by Regulation 14A or 14C because you do not have a class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

The record of the Commission will indicate that the preliminary materials you filed were rejected and, accordingly, we will not process them. Unless otherwise requested, any filing fee paid in connection with those materials will be retained and applied to the fee required to be submitted with the definitive materials. See Rule 14a-6(j) or 14c-5(g).

Please contact Douglas Brown at (202) 551-3265 or, in his absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director